New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Li He

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	美 国 达 维 律 师 事 务 所 北京市朝阳区建国门外大街1号 国贸写字楼2座2201室	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

February 29, 2016

Re:	Yintech Investment Holdings Limited
Confidential Draft Registration Statement on Form F-1

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention:                 Ms. Kim McManus

Mr. Jorge Bonilla

Mr. Daniel L. Gordon

Mr. Rahul Patel

Dear Ms. McManus, Mr. Bonilla, Mr. Gordon and Mr. Patel:

On behalf of our client, Yintech Investment Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we are submitting the Company’s revised draft Registration Statement on Form F-1 and the related exhibits (the “Registration Statement”) to the Securities and Exchange Commission (the “Commission”).  This revised draft Registration Statement has been marked to show changes to the draft registration statement confidentially submitted to the Commission on January 26, 2016.  On behalf of the Company, we wish to thank you and other members of the staff (the “Staff”) for your prompt response to the Company’s request for comments.

The Company has responded to all of the Staff’s comments by revising the draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the draft Registration Statement, or by providing supplemental information as requested. The revised draft Registration Statement also includes the audited combined and consolidated financial statements as of and for the year ended December 31, 2015, as well as certain updates on business and industry data and other revisions.

The Company currently contemplates to publicly file the Registration Statement on or around March 11, 2016 and launch the offering, subject to market conditions, in April of 2016. As such, we would be grateful if the Staff could respond promptly with additional comments, if any, on the Registration Statement prior to the contemplated public filing.

Set forth below are the Company’s responses to the comments contained in the letter dated February 19, 2016 from the Staff.  The Company is submitting the revised draft Registration Statement and this response letter on a confidential basis in accordance with the procedures of the Commission for emerging growth companies.  The Staff’s comments are repeated below, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.  We have included page numbers to refer to the location in the revised draft Registration Statement where the language addressing a particular comment appears.

*            *           *           *

General

1.                                      We note your response to comment 3 that your client software and trading platform are in Mandarin Chinese only and payments through your system must be made in Renminbi, a non-exportable currency. Please tell us whether persons located in the United States are blocked from accessing your client software and trading platform.

The Company respectfully advises the Staff that it does not block persons located in the United States from accessing its client software.  The trading platforms on which the Company’s customers trade are exclusively operated by the exchanges and, therefore, the Company has no control over, which, to the best knowledge of the Company, do not block access to such platforms based on users’ location.  First, the only information that the Company has related to the physical location of a person that logs in to the Company’s software is that person’s IP address.  Given the possible use of U.S. IP addresses by PRC citizens located in the PRC through virtual private network, or VPN, it is not possible to know with certainty where a person is located based solely on IP address.  Second, it is extremely rare for the Company’s customers to access the Company’s software from U.S. IP addresses.  Specifically, of the 49,861 customers who have accessed the Company’s software, only 14 (less than 0.03%) have ever logged on from U.S. IP addresses.The Company has confirmed with 10 out of the 14 customers that they are not U.S. residents. The Company is still trying to contact the other 4 customers, but given that the times of log-ons from U.S. lP addresses only account for a very small portion of these customers’ total times of log-ons, the Company believes none of them are U.S. residents.

Importantly, however, the Company does not believe that a natural person that is not a resident of the United States would implicate the CFTC’s swap regulatory regime, even if that person were temporarily located in the United States.  The vast majority of the Company’s customers are natural persons.  The CFTC’s cross-border swap guidance includes in its definition of U.S. person “any natural person who is a resident of the United States,” rather than based on location, and applies the CFTC’s Title VII swap regime based on this definition.  See Interpretive Guidance and Policy Statement Regarding Compliance With Certain Swap Regulations, 78 Fed. Reg. 45,292, 45,316 (July 26, 2013). The few institutional customers of the Company are all companies incorporated and domiciled in the PRC, which will not be U.S. persons for purposes of the CFTC’s definition.  For the reasons described below, the Company believes that it is very unlikely that any U.S. persons as defined under the CFTC’s regulatory regime accesses the Company’s software, even if customers are not blocked from accessing the Company’s software from the United States.

The Company is a PRC-based business that does not target1 customers outside the PRC and provides all of its services and documentation in Mandarin. All of the Company’s customers are required to prove their status as PRC citizens by providing a valid PRC national ID copy or a business license copy.  A customer’s status as a PRC citizen or a PRC company is confirmed in a number of ways, including representation of such in the service contract between the Company and the customer and the phone call from the Company to the customer, before account activation, to verify the same.  Customers must agree to trade only for their own accounts and not on behalf of any third party. In addition, the Company’s customers must settle trades through designated PRC commercial banks in Renminbi, making it impracticable for foreign residents to execute trades through the Company’s software or the exchanges’ trading platforms.  Thus, as stated above, the Company believes that it is very unlikely that any resident of the United States accesses the Company’s software or the exchanges’ trading platforms, and therefore the Title VII regulatory regime over swap of the CFTC should not be implicated.

2.                                      You refer to an opinion of your PRC counsel on page 27 regarding the “remote” possibility that you may be subject to particular fines or penalties. On page 24 you refer to advice from PRC counsel regarding the “relatively remote” possibility of SAFE restrictions and penalties. Please file a written consent of your PRC counsel as contemplated by Rule 436 or tell us why you believe a consent is not required.

In response to the Staff’s comment, the Company has respectfully submitted consent from its PRC counsel which covers the relevant disclosure in the Registration Statement. In addition, the Company has revised its disclosure on page 24 to remove “relatively” in front of “remote” with regard to the possibility of SAFE restrictions and penalties.

Our Strategy, page 89

3.                                      We note your response to prior comment 14. Revised disclosure on page 89 indicates that you may expand your product offerings to include exotic trading products such as collectible stamps, banknotes and coins. Please advise us what, if any, consideration you have given toward how such products may be structured. For example, it is unclear if the company may offer long and short contracts on the value of these items.

In response to the Staff’s comments, the Company has revised its disclosure on page 92 to clarify the trading model for collectible items. The Company respectfully advises the Staff that the Company will comply with the trading rules and practices of these collectible items in the PRC. To the knowledge of the Company, the trading model for these collectible items is similar to that of equities, in that it offers long and, in rare cases, short (through selling a borrowed asset), trading opportunities generally without leverage. The underlying physical assets such as stamps are centrally deposited with exchanges and property titles to these assets are traded electronically on exchanges’ trading systems.

1  The Company believes that this targeting concept is relevant in the context of services, like those of the Company, that are offered online.  The Commission staff has provided guidance on what it means to target U.S. customers online .  See  Securities and Exchange Commission Release 33-7516, Interpretation: Re: Use of Internet Web Sites To Offer Securities, Solicit Securities Transactions, or Advertise Investment Services Offshore (Mar. 23, 1998), available at http://www.sec.gov/rules/interp/33-7516.htm.  Though this guidance is not directly applicable to the treatment of swaps, the Company does not believe that (for the reasons provided below) it should be viewed as targeting U.S. customers.

Trading Related Risks, page 101

4.                                      We note your response to comment 30. Please revise to clarify whether the net asset value of the fund as of November 30 and September 30, 2015 meets the aggregate minimum deposits the Group needs to place with the Exchanges as of such dates. Also, clarify whether the financial information provided for the fund has been derived from audited financial statements and the basis of reporting.

In response to the Staff’s comment, the Company has revised the disclosure on page 105 to clarify that the net asset value of the fund as of December 31, 2015 met the aggregate minimum deposits the Group needed to place with the Exchanges as of such date. The Company further advises the Staff that the net asset value of the fund as of September 30, 2015 and November 30, 2015 also met the aggregate minimum deposit requirements as of such dates. The Company respectfully submits that, the net asset value of the fund was provided by such fund in the form of a standalone report on a daily basis, based on information from the fund’s unaudited financial statement, as required by the risk and return transfer arrangement, which requirement was also disclosed on page 105.

All private investment funds, including the fund, are supervised by the China Securities Regulatory Commission, or the CSRC, and are required to periodically report their financial and other fund information to their investors and to the supervisory government agencies, pursuant to the Interim Measures on Supervision and Administration of Private Investment Funds adopted by the CSRC. Furthermore, the Accounting and Auditing Guidance for Securities Investment Funds, promulgated by the CSRC, requires securities investment funds, including the fund, to prepare and audit financial statements in accordance with PRC GAAP. Therefore, the fund prepares the information on its net asset value on a PRC GAAP basis.

In addition, the net asset value of the fund mainly consists of three components: cash, highly liquid cash management products and amounts receivable or payable by the fund pursuant to the risk and return transfer arrangement. For the first component, the Company can monitor cash flow of the fund’s bank account that is under joint management. For the second component, the daily change of net asset value of cash management products is very small compared to the Company’s daily trading gains or losses. Lastly, the amounts receivable or payable by the fund are calculated daily based on the trading data the Company provides to the fund. Therefore, the Company is able to estimate the net asset value of the fund on a daily basis and by comparing its own estimate with net asset value provided by the fund, any significant discrepancies will be noted and looked into. So far the Company has not detected any significant discrepancies.

5.                                      We note your disclosure that if net asset value of the fund falls below 70% of the total minimum deposit requirements of the two exchanges, the fund has a contractual obligation to restore its net asset value to 100% of the total minimum deposit requirements by requesting its investors to inject additional capital in cash. Please tell us the consideration given to discuss the terms under which the fund may request such additional capital in cash, and the ability of its investors to meet such requirements.

The Company respectfully advises the Staff that under the circumstance that the fund’s net asset value falls below 70% of the minimum deposit requirement, while the independent third party fund has a contractual obligation to request its investors to inject capital into the fund to restore the fund’s net asset value to 100% of the minimum deposit requirement, the fund’s investors are not obligated to respond to such capital injection requests. If the investors shall decline to contribute additional capital, the fund may not be able to replenish its bank account and the Company’s counterparty risk exposure to the fund may increase. Accordingly, the Company has supplemented the disclosure in the Registration Statement under the section “Risk Factors -  Risks Related to Our Business and Industry - Although we have transferred our trading gains and losses to third parties through a risk and return transfer arrangement, we may still be exposed to market risks if such arrangements cannot be satisfactorily executed” on page 17.

Description of Share Capital, page 131

6.                                      We note your revised disclosure on page 137 in response to comment 4 which removes the unanimous written resolution of shareholders as a method of removing directors, allowing for only an ordinary resolution of shareholders instead. We also note your disclosure on page 132 that ordinary resolutions may also be passed by a unanimous written resolution, and your disclosure on page 137 that shareholders may approve corporate matters by way of unanimous written resolution. Last, we note your disclosure on page 132, indicating that as a Cayman Island exempted company, you are not obligated to call shareholders’ annual general meetings and that your post-IPO memorandum and articles of association provide that you may (but are not obligated to) hold a general meeting as your annual meeting. We also understand that you will hold an annual shareholders’ meeting each fiscal year, as required by NYSE/NASDAQ rules, however, to the extent such rules fail to mandate a meeting or cease to apply to the company, it appears that unanimous written resolution may be the only way for shareholders to remove directors. Please revise to address the referenced disclosure or advise.

The Company respectfully advises the Staff that its post-IPO memorandum and articles of association, which will be filed as Exhibit 3.2, will include unanimous written resolution as a method for shareholders to pass any ordinary resolution or special resolution. In addition, to address the concern that shareholders may have difficulty passing unanimous written resolution when annual shareholder meeting is not held, the Company’s post-IPO memorandum and articles of association provides shareholders that hold 20% or more of the paid-in capital with the right to call a special meeting of shareholders. At the special meetings, the shareholders may remove directors by passing an ordinary resolution. Accordingly, the Company has revised its disclosure on page 135 and page 140 under the “Description of Share Capital”.

*            *           *           *

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Liang Tao at +852-2533-3361(liang.tao@davispolk.com), or Eric Pang of KPMG Huazhen LLP at +86- 21-2212-2480 (eric.pang@kpmg.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Wenbin Chen, Chairman of the Board of Directors and Chief Executive Officer
Mr. Jingbo Wang, Chief Financial Officer
Yintech Investment Holdings Limited

Mr. Eric Pang, Partner
KPMG Huazhen LLP

Mr. David Zhang, Esq., Partner
Mr. Benjamin Su, Esq., Partner
Kirkland & Ellis International LLP